SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 6, 2014

List of materials

Documents attached hereto:

i) Press Release:  Sony Announces Plans to Address Reform of PC and TV Businesses.

Sony Corporation
News & Information	1-7-1 Konan Minato-ku, Tokyo

No. 14-019E
February 6, 2014

Sony Announces Plans to Address Reform of PC and TV Businesses
Sony to sell PC business and concentrate mobile business on smartphones and tablets
Sony to accelerate shift to high-end models and transition to a more efficient and dynamic structure in the TV business

Sony Corporation (“Sony” or “the Company”) today announced significant new measures to address reform of its PC and TV businesses aimed at accelerating the revitalization and growth of its electronics business.

Sony has been aggressively implementing a reform strategy across its electronics business, as originally announced in April 2012.  In the imaging, game and mobile businesses that Sony identified as the three core businesses that would drive the growth of its electronics business, Sony has made significant progress in executing this strategy.  Sony has launched high value-added products that bring together the best of Sony’s technological strengths and introduced new market-leading platforms and business models.  At the same time, Sony identified PCs and TVs as businesses for which profitability improvement would be a key priority and implemented various reform measures.  The reforms executed within the TV business have significantly enhanced its operational structure and product competitiveness.  However, Sony now anticipates its target of returning the TV and PC businesses to profitability will not be achieved within the fiscal year ending March 31, 2014 (“FY13”).

As a result of the circumstances described above, Sony is now also taking further significant steps to address reform of the PC and TV businesses, while at the same time moving forward with further optimization and streamlining of its manufacturing, sales and headquarters/indirect functions, and concentrating resources in growth businesses.

PC Business

Sony and Japan Industrial Partners Inc. (“JIP”) today concluded a memorandum of understanding confirming the parties’ intent for Sony to sell to JIP Sony’s PC business currently operated under the VAIO brand.

Following a comprehensive analysis of factors, including the drastic changes in the global PC industry, Sony’s overall business portfolio and strategy, the need for continued support of Sony’s valued VAIO customers, and future employment opportunities for personnel involved in the VAIO business, the Company has determined that concentrating its mobile product lineup on smartphones and tablets and transferring its PC business to a new company established by JIP is the optimal solution.  Sony and JIP will now proceed with due diligence and negotiate detailed terms and conditions of the business transfer, targeting the conclusion of a definitive agreement by the end of March 2014.  Following reevaluation of the product lineup, the new company is expected initially to concentrate on sales of consumer and corporate PCs in the Japanese market and seek to optimize its sales channels and scale of operations, while evaluating possible further geographic expansion.

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As a part of the business transfer to JIP, Sony will cease planning, design and development of PC products.  Manufacturing and sales will also be discontinued after the Spring 2014 lineup to be launched globally.  Even after Sony withdraws from the PC market, Sony customers will continue to receive aftercare customer services.  Approximately 250 to 300 Sony Corporation and Sony EMCS Corporation employees involved in PC operations, including planning, design, development, manufacturing and sales, are expected to be hired by the new company established by JIP.  Sony will also explore opportunities for other employees to be transferred to other businesses within the Sony Group.  For employees of Sony Corporation and Sony EMCS Corporation that are not hired by the new company or transferred within the Sony Group, Sony plans to also offer an early retirement support program to assist their reemployment outside of the Sony Group.

TV Business

Sony has been engaged in various cost reduction initiatives for the TV business, as outlined in its TV business profitability improvement plan announced in November 2011.  These initiatives include enhancing LCD panel-related cost efficiency and rationalizing R&D expenses, while also strengthening product competitiveness and operational efficiency in order to improve marginal profit ratio.  Due to these measures, losses from the TV business, which amounted to 147.5 billion yen* in the fiscal year ended March 31, 2012 (FY11), were successfully reduced to 69.6 billion yen in FY12, and are now anticipated to be reduced further, to approximately 25 billion yen in FY13.

*Not including 64.1 billion yen equity in net losses of affiliates from the S-LCD joint venture.

While Sony now anticipates that its target of returning the TV business to profitability will not be achieved within FY13 largely due to unexpected factors such as the slowdown in emerging markets and declining currency rates, the reforms executed within the TV business over the past two years are putting the business on a path to turnaround.  In particular, Sony has significantly enhanced product competitiveness and accelerated its shift to high-end models, especially in the area of 4K, where Sony has secured more than 75% market share in Japan (as of the end of December 2013, based on Sony research).  Sony has also taken the number one market share in the US for 4K models (during calendar year 2013, based on revenue).  TVs continue to play a vital role as the centerpiece of the home viewing experience.  Sony aims to leverage the wealth of technological expertise and assets accumulated within this business as key differentiation technologies across its entire product lineup.  In light of the TV business’ continued importance within Sony’s overall strategy, the Company has decided to execute the additional reform measures detailed below, with the aim of establishing a structure capable of delivering stable profit beginning in the fiscal year ending March 31, 2015 (“FY14”).

First, Sony will shift its product mix and focus on increasing the proportion of sales from high-end models in FY14.  Sony plans to reinforce the company's leading position in the 4K market by strengthening its product lineup while also bolstering its 2K models with wide color range and image-enhancing technologies.    In emerging markets, Sony will aim to harness market expansion by developing and launching models tailored to specific local needs.  Second, Sony will accelerate and broaden its on-going cost reduction and operational improvement measures, focusing attention across all functions relevant to the TV business, including manufacturing, sales, and headquarters/indirect functions (as outlined below).  In addition, to help transform this business into a more efficient and dynamic organization, optimized in size and structure for the current competitive business environment and fully accountable for its operations, Sony has decided to split out the TV business and operate it as a wholly-owned subsidiary.  The targeted timeframe for this transition is July 2014.  By implementing these measures, Sony is aiming to further enhance its TV business’ profit structure and return the business to profitability during FY14.

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Manufacturing, Sales, Headquarters/Indirect functions

In view of these strategic decisions about the PC and TV businesses, and the increasingly aggressive process of selection and focus being implemented across Sony’s electronics business, the Company plans to optimize the scale of the manufacturing, sales, and headquarters/indirect functions that support these businesses.

In terms of electronics sales companies, Sony plans to identify focused product categories for each specific country and region, rationalize support functions, and proactively implement outsourcing and other efficiency measures with the objective of achieving total cost reductions of approximately 20%** by the fiscal year ending March 31, 2016 (“FY15”).

With respect to manufacturing sites, Sony will proceed with the further optimization of manufacturing and other operations.

Sony will also streamline Sony Corporation headquarters and support functions and expects to achieve cost reductions of approximately 30%** by FY15 within these operations.

**Compared to FY13.

Anticipated Costs and Benefits of Headcount Optimization/Restructuring

Due to the implementation of the above measures across Sony’s TV and PC businesses, and its manufacturing, sales and headquarters/indirect functions, Sony is anticipating headcount reduction of approximately 5,000 (1,500 in Japan, 3,500 overseas) by the end of FY14.

In order to execute these measures, Sony is allocating an additional 20 billion yen (approximate)*** in restructuring expenses in FY13 and a further 70 billion yen (approximate) in restructuring expenses in FY14.  Sony expects these measures to result in annual fixed cost reductions of more than 100 billion yen (approximate) starting in FY15.

***Total restructuring expenses in FY13 are expected to be 70 billion yen (approximate) including 50 billion yen (approximate) originally allocated.

In addition to all of the above measures, Sony will also be accelerating its process of business portfolio realignment, and refining its R&D project selection process across its electronics businesses.

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Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

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